Exhibit 99.1

CANTERBURY PARK

1100 Canterbury Road

Shakopee, MN  55379

Canterbury Park Holding Corporation Announces

First Quarter 2019 Financial Results

FOR IMMEDIATE RELEASE	CONTACT:	Randy Sampson
May 14, 2019		(952) 445-7223

SHAKOPEE, MN - Canterbury Park Holding Corporation (NASDAQ: CPHC) (the “Company”) today announced financial results for the first quarter ended March 31, 2019.

The Company’s 2019 first quarter consolidated net revenues were $11.6 million, a 5.1% decrease over net revenues of $12.2 million in the 2018 first quarter. Card Casino revenues decreased $377,000, or 4.6%, due to a $248,000 and $159,000 decrease in poker and table games revenues, respectively. Pari-mutuel revenues decreased $50,000, or 3.3%, primarily due to a decrease in simulcast revenue. Food and beverage revenues increased $49,000, or 3.8%, primarily due to increased event revenues. Other revenues decreased $251,000, or 22.9%, due to a one-time short-term customer rental agreement in the 2018 first quarter related to the Super Bowl held in Minneapolis.

Total operating expenses in the 2019 first quarter were $11.6 million, a 6.9% increase over operating expenses of $10.9 million in the 2018 first quarter. This increase primarily reflects increased salaries and benefits expense of $315,000, or 5.9%, and purse related expenses of $151,000, or 12.1%. The Company also recorded a loss on disposal of assets of $113,000, primarily due to a write-off of assets disposed of in remodeling the Card Casino.

The Company’s 2019 first quarter net income was $57,000 compared to net income of $990,000 in the 2018 first quarter. Net Income includes non-operating interest income of $63,000 from interest on various deposits and loans the Company made related to  development activities. The Company’s 2019 first quarter diluted earnings per share were $0.01, compared to $0.22 in the 2018 first quarter.

The Company generated adjusted EBITDA of $716,000 in the 2019 first quarter, a 63.7% decrease compared to 2018 first quarter adjusted EBITDA of $2.0 million.

Additional information regarding the Company’s first quarter 2019 results is presented in the accompanying table and in our Form 10-Q Report that will be filed with the Securities and Exchange Commission on or before May 15, 2019.

Management Comments

Randy Sampson, Canterbury Park’s President and Chief Executive Officer, commented: “We are disappointed in the operating results for the first quarter, as revenues and net income were unfavorable compared to last year and to our 2019 forecast for the quarter. However, we remain confident about the prospects for the remainder of the year as we believe the factors that combined to result in reduced revenues and earnings for the quarter, compared to the same period in 2018, are largely behind us. First, there was unusually inclement weather in the 2019 first quarter that significantly impacted our attendance for both card casino and simulcasting. Specifically, February 2019 was unusually cold and the fourth snowiest month in Minnesota history. Second, as a result of expanding and remodeling the Card Casino, we incurred significant disruption during the construction period in January and February 2019 which resulted in reduced revenues due to lower attendance from our regular players in the Card Room as well as the temporary reduction of 10 gaming tables. This construction project and re-opening of the new room in March 2019 also resulted in significant labor costs and inefficiencies as well as a $108,000 fixed asset write-off. Third, there was a change in the purse payment structure starting in January 2019, which resulted in $240,000 of additional purse expenses compared to the 2018 first quarter. This change to our contractual purse structure is largely a timing difference and will result in lower purse expense in the Second and Third quarters of this year. Finally, our simulcast revenues were down primarily due to the temporary shutdown of Santa Anita, one of the most popular horse tracks in the country in terms of simulcast wagering.”

Mr. Sampson added: “Although the 2019 first quarter did not meet our expectations, we are encouraged with the reopening of the Card Casino and believe the expanded room will drive new business, particularly during live racing season. We have also seen positive results from the upgraded Food and Beverage venues, including the Trifecta Café, and are looking forward to the grand opening of our Little Chicago Chophouse this week. We are also confident our growing Catering and Events area will continue to have a positive impact on our Food and Beverage revenues. In addition, we had a successful start to the 25th live racing season conducted by Canterbury Park on Kentucky Derby day with over 20,000 patrons in attendance and a record table games revenue day.”

“Finally, we continue to make progress on our Canterbury Commons development. Construction of the 13-acre, 300-unit first phase of the Triple Crown apartments is well underway and on schedule to have the leasing office open in September 2019 with move-in of the first residents in February of 2020. Also, the Shenandoah Drive road project is progressing and will be completed this fall. Completion of this road is significant as it opens up the ability to develop approximately 50 acres of our property. We are making good progress on this first phase of the Canterbury Commons development, which we anticipate will feature a mixed use of townhomes, senior apartments, office and hospitality. We expect to announce specifics for this portion of the development in the 2019 second quarter.”

Use of Non-GAAP Financial Measures:

To supplement our financial statements, we also provide investors with information about our EBITDA (Earnings Before Depreciation and Amortization) and Adjusted EBITDA, both of which are non-GAAP measures. EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance, or cash flows from operating activities as a measure of liquidity. We have presented EBITDA as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. Adjusted EBITDA reflects additional adjustments to our net income to eliminate unusual items. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of unusual or infrequent items for the period or periods presented.  For the three months ended March 31, 2019, Adjusted EBITDA excluded the loss on disposal of assets.

About Canterbury Park:

Canterbury Park Holding Corporation owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company offers live racing from May to September. The Card Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is redeveloping 140 acres of underutilized land surrounding the Racetrack in a project know as Canterbury Commons. The Company is pursuing several mixed-use development opportunities for this land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement:

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions.  For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws.  Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements.  We report these risks and uncertainties in our Form 10-K Report to the SEC. They include, but are not limited to: material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate; and other factors that are beyond our ability to control or predict.

CANTERBURY PARK HOLDING CORPORATION’S

SUMMARY OF OPERATING RESULTS

(UNAUDITED)

	(Unaudited)
	Three Months Ended March 31,
	2019	2018
Net Operating Revenues	$11,590,798	$12,219,946

Operating Expenses	($11,613,559)	($10,863,193)

(Loss) Income from Operations	($22,761)	$1,356,753

Non-Operating Revenues, net	$63,240	$12,407

Income Tax Benefit (Expense)	$16,093	($379,470)

Net Income	$56,572	$989,690

Basic Net Income Per Common Share	$0.01	$0.22

Diluted Net Income Per Common Share	$0.01	$0.22

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

	(Unaudited)
	Three months ended
	March 31,
	2019	2018
NET INCOME	$56,572	$989,690
Interest income, net	(63,240)	(12,407)
Income tax expense (benefit)	(16,093)	379,470
Depreciation	625,520	635,145
EBITDA	602,759	1,991,898
Loss on disposal of assets	113,437	-
Gain on insurance recoveries	-	(21,064)
ADJUSTED EBITDA	$716,196	$1,970,834